Burnet,
Duckworth
& Palmer LLP
Law Firm

Our File: 57686-58

DELIVERED VIA SEDAR

May 28, 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Division Department of Government Services and Lands,
Government of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Re: Harvest Energy Trust (the "Trust") - Final Short Form Prospectus dated May 28, 2009 (the "Final Prospectus")

We refer to the (final) short form prospectus dated May 28, 2009 (the "**Prospectus**") of the Trust relating to the distribution of 16,000,000 trust units of the Trust.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the first page of the Prospectus and under the heading "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"Burnet, Duckworth & Palmer LLP"*

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C. (1925-2007) | The Hon. W. Kenneth Moore C.M., Q.C., LL.D., Counsel